FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is management's discussion and analysis of financial condition and results of operations of Top Ships Inc. (the "Company") for the six months ended June 30, 2013 and 2014 and the unaudited condensed consolidated financial statements of the Company and related notes for the six months ended June 30, 2013 and 2014.

Attached as Exhibit 101 are the following materials formatted in eXtensible Business Reporting Language (XBRL): (i) Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2013 and June 30, 2014; (ii) Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2013 and 2014; (iii) Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2013 and 2014; (iv) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2013 and 2014; and (v) Notes to Unaudited Interim Condensed Consolidated Financial Statements.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 filed on June 27, 2014 (Registration No. 333- 197101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: September 30, 2014	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30 2013 and 2014, and should be read in conjunction with our historical interim condensed consolidated financial statements and related notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission, or the Commission, on February 14, 2014 and the financial information on Form 6-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission, or the Commission, on June 27, 2014 that reflect the effect of the one-to-seven reverse stock split of our common stock effected on April 21, 2014.
This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed with the Commission, on February 14, 2014.
Overview

We are a provider of international seaborne transportation services, carrying petroleum products for the oil industry. Our fleet is expected to initially consist of six medium-range, or MR, product/chemical tankers, including two 39,000 dwt and four 50,000 dwt tankers, of which one 50,000 dwt tanker was delivered on June 20, 2014, with the remaining five tankers being under construction and scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. between the first quarter of 2015 and the third quarter of 2016.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.
On June 11, 2014, we completed a public offering of 10,000,000 of our common shares and warrants to purchase 5,000,000 of our common shares at $2.00 per common share and $0.00001 per warrant. The warrants have an exercise price of $2.50 per share, are exercisable immediately, and will expire five years from the date of issuance. In addition, the underwriters partially exercised their over-allotment option to purchase an additional 660,000 common shares and warrants to purchase 330,000 common shares. The gross proceeds from the offering were approximately $21.3 million. Race Navigation Inc., a company wholly-owned by our Chief Executive Officer, Evangelos Pistiolis, purchased $5.0 million of common shares and warrants in the public offering.
A. OPERATING RESULTS
FACTORS AFFECTING OUR RESULTS OF OPERATIONS
TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.
In accordance with GAAP measures, we report revenues in our income statements and include voyage expenses among our expenses. However, in the shipping industry the economic decisions are based on vessels' deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, management uses TCE as it provides a means of comparison between different types of vessel employment and, therefore, assists the decision-making process.

Voyage Revenues
Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil products or bulk cargo and other factors affecting spot market charter rates such as vessel supply and demand imbalances.
Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.
Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to our fleet manager, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer.
We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.
Voyage Expenses
Voyage expenses primarily consist of port charges, canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are primarily driven by the routes that the vessels travel, the number of ports called on, the canals crossed and the price of bunker fuels paid.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses for vessels that we own. We analyze vessel operating expenses on a U.S. dollar/day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.
Dry-docking Costs
Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material and the billing currency of the yard,. In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see our Annual Report on Form 20-F for the year ended December 31, 2013 "Item 4. Information on the Company—B. Business Overview—Environmental Regulations."
Management Fees—Related Parties
As of June 30, 2014, we have outsourced to Central Shipping Monaco SAM ("CSM"), a related party controlled by the Company's Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement concluded between CSM and Top Ships and management agreements concluded between CSM and our vessel-owning subsidiaries on March 10, 2014 and June 18, 2014. From July 1, 2010 until March 10, 2014, Central Mare Inc ("Central Mare"), a related party controlled by the family of the Company's Chief Executive Officer, was responsible for all of the chartering, operational and technical management of our fleet. For further information please see our Annual Report on Form 20-F for the year ended December 31, 2013 "Item 4. Information on the Company—B. Business Overview—Management of the Fleet."

General and Administrative Expenses
Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer as well as certain administrative employees. For further information please see Financial Statements for the six months ended June 30, 2014 "Note 5—Transactions with Related Parties" included elsewhere in this document.
General and administrative expenses are mainly Euro denominated, except for some legal fees and share-based compensation related expenses and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.
Interest and Finance Costs
We incur interest expense and financing costs in connection with vessel-specific debt. Interest expense is directly related with the indebtedness outstanding, the prevailing LIBOR at the time and the relevant margin. As of June 30 2014, we have floating rate debt outstanding under our loan agreement with Alpha Bank on which we pay interest based on LIBOR plus a margin and another liability we have that bears interest that fluctuates according to the prevailing LIBOR rates relates to the outstanding balance of the termination fee outstanding (see Financial Statements for the six months ended June 30, 2014 - Note 20 included elsewhere in this document).
Inflation
Inflation has not had a material effect on our expenses. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel's present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.
Lack of Historical Operating Data for Vessels Before Their Acquisition
We have not included any historical financial data relating to the results of operations from the period before the acquisition of the vessels, whether acquired directly or by way of acquisition of the related vessel owning companies. Historical information relating to financial performance is not material to our decision to acquire a specific vessel and is even less so in the case of a vessel under construction that has not yet had any operations. Our decision to acquire a vessel is based on an assessment of factors that we expect will prevail when we own and operate the vessel. Therefore, we do not believe that historical financial information of a vessel prior to its acquisition by us is relevant either to us or to our investors. Consistent with shipping industry practice, we treat the acquisition of vessels, whether direct acquisition of a vessel or acquisition of a ship owning company, as the acquisition of an asset rather than a business.
Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate agreement between the vessel owner and the charterer.
Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price to identified tangible and intangible assets or liabilities based on their relative fair values. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate for an equivalent vessel and the contracted charter rate. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized as a reduction or increase to revenue over the remaining period of the charter.

During the six months ended June 30, 2013 we did not acquire any vessels with existing time charter arrangements. During the six months ended June 30, 2014 we acquired M/T Eships Taweelah with an existing time charter with Emirates Ship Investment Company (ESHIPS) LLC. We estimated that the rate according to the attached time charter of M/T Eships Taweelah does not significantly differ from prevailing market time charter rates for an equivalent vessel for an equivalent duration and, hence, we have not recognized the attached time charter as an intangible asset.
When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:
•	obtain the charterer's consent to us as the new owner;
•	obtain the charterer's consent to a new technical manager;
•	in some cases, obtain the charterer's consent to a new flag for the vessel;
•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers; and
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state.
The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:
•	employment and operation of tankers; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of tankers.
The employment and operation of our vessels require the following main components:
•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans (ISPS);
•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders' return on investment include:
•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tankers' operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND JUNE 30, 2014

The following table depicts changes in the results of operations for the six months ended June 30, 2014 compared to the six months ended June 30, 2013.
	Six months ended June 30
	2013	2014	Change June 30, 2013 vs June 30, 2014
	($ in thousands)			$	%
Voyage Revenues	14,237	619	(13,618)		-95.7%
Voyage expenses	393	11	(382)		-97.2%
Vessel operating expenses	41	30	(11)		-26.8%
Vessel depreciation	4,043	39	(4,004)		-99.0%
Management fees - related parties	302	43	(259)		-85.8%
General and administrative expenses	1,085	535	(550)		-50.7%
Other operating income	-	(361)	(361)		-100.0%
Total Expenses	5,864	297	(5,567)		-94.9%
Operating Income	8,373	322	(8,051)		-96.2%
Interest and finance costs	(4,039)	(101)	(3,938)		-97.5%
Loss on financial instruments	(60)	(680)	(620)		-1033.3%
Interest income	54	49	(5)		-9.3%
Other, net	158	(5)	(163)		-103.2%
Total Other Expenses, net	(3,887)	(737)	(3,150)		-81.0%
Net Income / (loss)	4,486	(415)	(4,901)		-109.3%

PERIOD IN PERIOD COMPARISON OF OPERATING RESULTS

1. Voyage Revenues

	Six months ended June 30,		Change
	2013	2014	June 30, 2013 vs June 30, 2014
	($ in thousands)		$	%
Revenues	14,237	619	(13,618)	-95.7%

During the six months ended June 30, 2014, revenues decreased by $13.6 million, or 95.7%, compared to the six months ended June 30, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013 that resulted in a reduction in revenue of $14.2 million because we had no operating vessels until June 20, 2014. This reduction was offset by a collection of demurrage revenue amounting to $0.4 million for the vessel M/T Noiseless, due from 2007, and from $0.2 million of revenue earned by M/T Eships Taweelah in the last ten days of June 2014.
Expenses
1.	Voyage expenses

	Six months ended June 30,		Change
	2013	2014	June 30, 2013 vs June 30, 2014
	($ in thousands)		$	%
Voyage expenses	393	11	(382)	-97.2%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.
During the six months ended June 30, 2014, voyage expenses decreased by $0.4 million, or 97.2%, compared to the six months ended June 30, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. Since we had no operating vessels until June 20, 2014, we incurred no voyage expenses apart from an insignificant amount relating to voyage commissions.
2.	Vessel depreciation

	Six months ended June 30,		Change
	2013	2014	June 30, 2013 vs June 30, 2014
	($ in thousands)		$	%
Vessel depreciation	4,043	39	(4,004)	-99.0%

During the six months ended June 30, 2014, vessel depreciation decreased by $4.0 million, or 99%, compared to the six months ended June 30, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. Since the first vessel in our new fleet was delivered on June 20, 2014 only an insignificant depreciation expense was incurred.
3.	Management fees—related parties

	Six months ended June 30,		Change
	2013	2014	June 30, 2013 vs June 30, 2014
	($ in thousands)		$	%
Management fees—related parties	302	43	(259)	-85.8%

During the six months ended June 30, 2014, management fees to related parties decreased by $0.3 million, or 85.8%, compared to the six months ended June 30, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. Since we had no operating vessels until June 20, 2014, the management fees charged by related parties related mainly to the provision of accounting, reporting and information-system related services by Central Mare.
4.	General and administrative expenses

	Six months ended June 30,		Change
	2013	2014	June 30, 2013 vs June 30, 2014
	($ in thousands)		$	%
General and administrative expenses	1,085	535	(550)	-50.7%

During the six months ended June 30, 2014, our general and administrative expenses decreased by $0.6 million, or 50.7%, compared to the six months ended June 30, 2013. This decrease is mainly due to a reduction in manager and employee related expenses of $0.4 million as a result of our management's effort to contain costs. Also, during the six months ended June 30, 2014, depreciation of other fixed assets decreased by $0.1 million, stock-based compensation decreased by $0.1 million and travelling expenses decreased by $0.1 million. These decreases were offset by an increase in other general and administrative expenses of $0.1 million.
5.	Other Operating Income

During the six months ended June 30, 2014, we realized a non-recurring gain of $0.4 million from a favorable settlement of vessel sale commissions relating to the sale of M/T Ioannis P and M/V Pepito in November 2011 and December 2011 respectively.
6.	Interest and Finance Costs

	Six months ended June 30,		Change
	2013	2014	June 30, 2013 vs June 30, 2014
	($ in thousands)		$	%
Interest and Finance Costs	(4,039)	(101)	(3,938)	-97.5%

During the six months ended June 30, 2014, interest and finance costs decreased by $3.9 million, or 97.5%, compared to the six months ended June 30, 2013. The decrease is due to the fact that until June 19, 2014 we had no senior indebtedness since we repaid the DVB facility of M/T UACC Sila in April 2013, we transferred all of the senior debt outstanding of six remaining shipowning companies to upon their sale in October 2013 to the buyer, AMCI Products Limited and all our bridge loans were also repaid in October 2013. The $0.1 million of interest and finance costs incurred in the six months ended June 30, 2014 mainly relates to interest expense on the outstanding balance of the termination fee of M/T Delos (see the Interim Condensed Consolidated Financial Statements the six months ended June 30, 2014 – "Note 18 - Other Non-Current Liabilities" included elsewhere in this document).
7.	Loss on financial instruments

	Six months ended June 30,		Change
	2013	2014	June 30, 2013 vs June 30, 2014
	($ in thousands)		$	%
Loss on financial instruments	(60)	(680)	(620)	- 1033.3%%

During the six months ended June 30, 2014, fair value loss on financial instruments increased by $0.6 million, or 1,033.3%, compared to the six months ended June 30, 2013, mainly due to the recognition of $0.7 million of losses deriving from the valuation of our outstanding warrants, issued in connection with our follow-on offering that closed on June 11, 2014.
8.	Other, net

During the six months ended June 30, 2013, we realized a non-recurring gain of $0.1 million from the release of insurance related guarantees for the vessels M/T Ioannis P, M/T Dauntless, M/V Pepito, M/V Cyclades, M/V Amalfi and M/V Astrale.
RECENT DEVELOPMENTS

On July 23, 2014 we agreed to terminate the time charter agreements of M/T EShips Taweelah, Hull number S407 and Hull number S414 with ESHIPS and enter into new time charter agreements for these vessels with Stena Weco A/S, for 3 + 1 + 1 years at respective gross daily rates of $16,200 for the first three years, $17,200 for the first optional year and $18,000 for the second optional year. As a result of this termination, ESHIPS has agreed to pay us a compensation of $500,000.

On September 3, 2014 we increased the size of our Board of Directors (the "Board") from five members to seven members, and have appointed Mr. Per Christian Haukenes and Mr. Paolo Javarone to the Board. Mr. Paolo Javarone will serve as a member of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee of the Board, each of which committees will be expanded from two to three members.

On August 25, 2014 we entered into an agreement with Stena Weco A/S to extend the charter duration of M/T EShips Taweelah (to be renamed M/T StenaWeco Energy) and to increase the daily rate. Specifically, the charter is now for 4 + 1 + 1 years at $16,500 per day for the first four years, $17,350 per day for the first optional year and $18,100 per day for the second optional year.

B.            Liquidity and Capital Resources
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.
Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of June 30, 2014, total indebtedness under the Alpha Bank senior secured credit facility amounted to $19.9 million, excluding unamortized financing fees, maturing in 2024.
As of June 30, 2014, our cash balances amounted to $14.9 million. Of this amount, $1.3 million is inaccessible to the Company as a result of being held as cash collateral for the interest rate swap agreement we have with Alpha Bank (see our Annual Report on Form 20-F for the year ended December 31, 2013  "ITEM 11. Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk").
Working Capital Requirements and Sources of Capital
As of June 30, 2014, we had a working capital surplus (current assets less current liabilities) of $4.5 million
Our operating cash flow for the remainder of 2014 is expected to decrease compared to the same period in 2013, since we will generate revenue only from M/T Eships Taweelah from June 20, 2014 onwards.  We expect to finance our capital requirements through equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing.
Cash Flow Information
Unrestricted cash and cash equivalents were $13.6 million as of June 30, 2014.
Net Cash Provided by Operating Activities.
Net cash provided by operating activities decreased by $9.9 million, or 139%, during the six months ended June 30, 2014 to $(2.8) million, compared to $7.1 million for the six months ended June 30, 2013. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on financial instruments.
Non-cash adjustments to reconcile net income to net cash provided by operating activities for the six months ended June 30, 2014 totaled $0.2 million that consisted mainly of $0.1 million relating to losses from the valuation of financial instruments and$0.1 million depreciation expenses. The cash outflow from operations resulted mainly from a $2.6 million movement in working capital.
Net Cash Provided By Investing Activities.
Net cash used in investing activities in the six months ended June 30, 2014 was $33.3 million, consisting mainly of $33.7 million cash paid for vessel acquisitions. These were partially offset by a $0.4 million decrease in restricted cash.
Net Cash Used in Financing Activities.
Net cash provided from financing activities in the six months ended June 30, 2014 was $40.0 million, consisting of $20.0 million of net proceeds from the follow-on offering we priced on June 6, 2014 and $20.1 million of proceeds from long term debt. These were partially offset by $0.1 payments of financing costs in the six months ended June 30, 2014.

TOP SHIPS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND JUNE 30, 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,706	13,643
Due from related parties (Notes 1 and 5)	-	239
Inventories (Note 7)	-	390
Advances to various creditors	38	41
Prepayments and other (Note 8)	518	596
Total current assets	10,262	14,909

FIXED ASSETS:
Advances for vessels acquisitions / under construction (Note 4)	14,400	22,301
Vessels, net (Note8)	-	38,919
Other fixed assets, net	1,467	1,403
Total fixed assets	15,867	62,623

OTHER NON CURRENT ASSETS:
Restricted cash (Note 17)	1,739	1,294
Total assets	27,868	78,826

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	-	1,386
Current portion of financial instruments (Note 17)	1,135	1,134
Due to related parties (Notes 1 and 5)	807	597
Accounts payable	2,082	2,007
Accrued liabilities	4,581	5,272
Total current liabilities	8,605	10,396

NON-CURRENT LIABILITIES:
Long-term debt (Note 9)	-	18,549
Financial instruments (Note 17)	562	7,157
Other non-current liabilities (Note 18)	3,906	3,506

Total non-current liabilities	4,468	29,212
COMMITMENTS AND CONTINGENCIES (Note 10)

Total liabilities	13,073	39,608

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,469,648,and 18,969,989 shares issued and outstanding at December 31, 2013 and June 30, 2014 (Note 11)	25	190
Additional paid-in capital	293,453	318,126
Accumulated deficit	(278,683)	(279,098)
Total stockholders' equity	14,795	39,218
Total liabilities and stockholders' equity	27,868	78,826

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,
	2013	2014
REVENUES:

Revenues	$14,237	$619

EXPENSES:

Voyage expenses	393	11
Vessel operating expenses	41	30
Vessel depreciation(Note 8)	4,043	39
Management fees-related parties (Note 1 and5)	302	43
Other operational income (Note 13)	-	(361)
General and administrative expenses	1,085	535

Operating income	8,373	322

OTHER INCOME (EXPENSES):

Interest and finance costs (Note 9 and 15)	(4,039)	(101)
Net loss on financial instruments (Note 17)	(60)	(680)
Interest income	54	49
Other, net	158	(5)

Total other expenses, net	(3,887)	(737)

Net income / (loss) and comprehensive income / (loss)	$4,486	$(415)

Earnings per common share, basic and diluted (Note 14)	$1.84	$(0.06)

Weighted average common shares outstanding, basic(Note 14)	2,432,907	6,867,971

Weighted average common shares outstanding, diluted (Note 14)	2,433,978	6,867,971

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014
(Expressed in thousands of U.S. Dollars - except share and per share data)

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Accumulated
	# of Shares	Par Value	Capital	(Loss) Income	Deficit	Total
BALANCE, December 31, 2012	2,449,648	24	293,109	37	(280,091)	13,079
Net income	-	-	-	-	4,486	4,486
Stock-based compensation (Note 12)	7,142	1	87	-	-	88
BALANCE, June 30, 2013	2,456,790	25	293,196	37	(275,605)	17,653

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Accumulated
	# of Shares	Par Value	Capital	(Loss) Income	Deficit	Total
BALANCE, December 31, 2013	2,469,648	25	293,453	-	(278,683)	14,795
Net income	-	-	-	-	(415)	(415)
Stock-based compensation (Note 12)	7,142	-	-	-	-	-
Issuance of common stock, net (Note 11)	16,493,214	165	59,397	-	-	59,562
Issuance of warrants (Note 11)	-	-	(6,478)	-	-	(6,478)
Excess of consideration over acquired assets (Note 1)	-	-	(28,246)	-	-	(28,246)
Cancellation of fractional shares (Note 11)	(15)	-	-	-	-	-
BALANCE, June 30, 2014	18,969,989	190	318,126	-	(279,098)	39,218
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2013	2014
Cash Flows provided by /(used in) Operating Activities:
Net income	4,486	(415)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of fixed assets including vessels and amortization of deferred financing fees	5,154	98
Translation gain of foreign currency denominated loan and unrealized foreign exchange differences	(29)	5
Stock-based compensation expense	88	-
Change in fair value of financial instruments (Note 17)	(1,387)	116
Loss on sale of other fixed assets	2	5
Gain on sale of vessels	(14)	-
(Increase) Decrease in:
Trade accounts receivable	(674)	-
Inventories	-	(390)
Due from related parties	-	(239)
Advances to various creditors	(1)	(3)
Prepayments and other	159	(78)
Increase (Decrease) in:
Due to related Parties	(568)	(798)
Accounts payable	164	(858)
Other non-current liabilities	(400)	(400)
Accrued liabilities	94	191
Unearned revenue	18	-

Net Cash provided by / (used in) Operating Activities	7,092	(2,766)

Cash Flows provided by / (used in) Investing Activities:
Net proceeds from sale of vessels	25,214	-
Advances for vessel acquisitions / under construction (Note 4 and 8)	-	(33,707)
Decrease in restricted cash	733	445
Net proceeds from sale of other fixed assets	50	-

Net Cash provided by / (used in) Investing Activities	25,997	(33,262)

Cash Flows (used in) / provided by Financing Activities:
Principal payments of debt	(7,676)	-
Prepayment of debt	(24,364)	-
Payment of financing costs	(1,049)	(151)
Proceeds from long-term debt (Note 9)	-	20,125
Proceeds from the issuance of common shares, net (Note 11)	-	19,991

Net Cash (used in) / provided by Financing Activities	(33,089)	39,965

Net increase in cash and cash equivalents	-	3,937

Cash and cash equivalents at beginning of period	-	9,706

Cash and cash equivalents at end of period	-	13,643
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively. The Company is an international provider of worldwide petroleum products transportation services.

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiary companies as of June 30, 2014.

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company
2	Lyndon International Co.	October 2013	Marshall Islands	Non vessel-owning subsidiary company

Top Ships Inc. is the sole owner of all outstanding shares of the following shipowning subsidiary companies as of June 30, 2014.

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Eships Taweelah (acquired June 2014) (Note 8)
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	Hull No S407 (acquired March 2014) (Note 4)
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	Hull No S414 (acquired March 2014) (Note 4)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	Hull No S417 (acquired March 2014) (Note 4)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	Hull No S418 (acquired March 2014) (Note 4)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	Hull No S419 (acquired March 2014 ) (Note 4)

During 2013 the Company was the sole owner of all outstanding shares of the following subsidiary shipowning companies with operations in 2013:

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Evian (acquired February 2008, sold October 2013)
2	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009, sold October 2013)
3	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009, sold October 2013)
4	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	UACC Shams (delivered March 2009, sold October 2013)
5	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009, sold October 2013)
6	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009, sold October 2013)
7	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	UACC Sila (delivered March 2009 , sold April 2013)

The lists above are not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

In June 20, 2014 Monte Carlo 71 Shipping Company Limited, a wholly owned subsidiary of the Company, acquired from a company affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis Hull No S406, renamed to M/T Eships Taweelah (see Note 8), as per a Memorandum Of Agreement signed in February 2014. The company treated the acquisition of the vessel as a purchase of an asset. The vessel was purchased with a time charter attached to Eships Tankers Ltd for two years plus one optional year, for a gross daily rate of $16,000 for the first two years and $17,250 for the optional year. The Company estimated that the rate according to the attached time charter of M/T Eships Taweelah does not significantly differ from prevailing market time charter rates for an equivalent vessel for an equivalent duration and hence has not recognized the attached time charter as an intangible asset..

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Hulls No S407, S414, S417, S418 and S419(the "Purchased Vessels") were purchased on March 19, 2014 via share purchase agreements with their shipowning companies (the "Selling Shipowning Companies"), which were affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis (see Note 4). The Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis held the majority of shares in each of the Selling Shipowning Companies. Hence, the Company accounted for the acquisition of the Purchased Vessels as a transfer of assets between entities under common control and has recognized the Purchased Vessels at their historical carrying amounts in the accounts of the Selling Shipowning Companies at the date of transfer.

The amount of the consideration given in excess of the Selling Shipowning Companies basis in the net assets is recognized as a reduction to the Company's capital and presented as "Excess of consideration over acquired assets" in the Company's Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles ("U.S GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and in the opinion of the management reflect all adjustments, which include normal recurring adjustments, considered necessary for a fair presentation of financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2014 are not necessarily indicative of the results that might be expected for the financial year ending December 31, 2014. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2013.

On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,309,989 while the par value of the Company's common shares remained unchanged at $0.01 per share (Note 11).

Management of Company Vessels

From March 10 2014, the Company has outsourced to Central Shipping Monaco SAM ("CSM"), a related party controlled by the Company's Chief Executive Officer, all operational, technical and commercial functions, pursuant to a letter agreement concluded between CSM and the Company and management agreements concluded between CSM and the Company's vessel-owning subsidiaries on March 10, 2014 and on June 18, 2014 (see Note 5). From July 1, 2010 until March 10, 2014 Central Mare Inc ("Central Mare"), a related party controlled by the family of the Company's Chief Executive Officer, was responsible for all of the chartering, operational and technical management of the Company's fleet (see Note 5).

As of December 31, 2013 the net amounts due to Central Mare and CSM were $807 and as of June 30, 2014 the net amounts due to Central Mare and CSM were $375. The above amounts are included in Due to related parties, which are separately presented in the accompanying unaudited interim condensed consolidated balance sheets (Note 5).

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended December 31, 2013which have been filed with the Securities and Exchange Commission on Form 6-K on June 27, 2014. There have been no changes to these policies in the six-month period ended June 30, 2014, apart from the ones stated below:

Principles of Consolidation and Combination: The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted by U.S. GAAP ,after effect to the transfer of assets from entities  under common control in 2013, as described in Note 1 to the unaudited interim condensed consolidated financial statements, and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated in consolidation.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
Financial instruments: Financial liabilities are classified as either financial liabilities at 'fair value through the profit and loss' ("FVTPL") or 'other financial liabilities'. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40, where they are initially classified in equity and are initially measured at fair value in permanent equity and subsequent changes in fair value are not subsequently measured. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until March 31, 2014 was estimated to be $160 per lightweight ton. Effective April 1, 2014, the Company revised its scrap rate estimate from $160 to $300 per lightweight ton, in order to align the scrap rate estimate with the current historical average scrap prices and to better reflect current market conditions. The change in accounting estimate has been applied prospectively. The effect of the increase in the estimated scrap rate was not significant to net income or earnings per share basic and diluted for the six months ended June 30, 2014.Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

Earnings / (Loss)  per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders' by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company's CEO, which will vest in the event of change of control. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method.

Recent Accounting Pronouncements

In April 2014 the FASB issued ASU 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment" changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. We plan to adopt ASU 2014-08 effective January 1, 2015 and do not expect that the adoption will have a significant effect on our financial statements.

On May 28, 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2016. Early application is not permitted.  Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

3.	Going Concern:

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

The Company has a working capital surplus of $4,513 as of June 30, 2014 while its capital commitments for the acquisition of our fleet for the following twelve months amount to $40,799. The Company expects to finance its capital requirements through a combination of cash flows from operations, shareholder financial support proceeds from follow-on offerings and debt financing.

4.	Advances for Vessels Acquisitions / Under Construction:

On December 5, 2013, the Company agreed to acquire Hull S418, a 39,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with scheduled delivery in the third quarter of 2015. The purchase price of the newbuilding was $35,000 and the initial deposit was paid in two installments, the first on December 5, 2013 and the second on December 19, 2013 bringing the total to $7,000 which is included in Advances for vessels acquisitions / under construction, in the Company's balance sheet as of December 31, 2013. On March 17, 2014, the Company agreed to terminate this MOA, as described below.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On December 16, 2013, the Company agreed to acquire Hull No. S407, a 50,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with a scheduled delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. The purchase price of the newbuildingwas$37,000 and the initial deposit was paid in two installments, the first on December 16, 2013 and the second on December 19, 2013 bringing the total to $7,400 which is also included in Advances for vessels acquisitions / under construction, in the Company's balance sheet as of December 31, 2013. On February 6, 2014, the Company agreed to terminate this MOA and entered into a new MOA to purchase Hull S406, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. in the second quarter of 2014, with a time charter attached, from Million Hope Maritime S.A., an entity affiliated with the Company's CEO. The Company took delivery of the vessel on June 20, 2014 and the vessel was renamed to M/T Eships Taweelah. The purchase price of the newbuilding was $38,250, paid as follows: $7,400paid on December 16 and 19, 2013 under the MOA dated December 16, 2013; $3,500paid on February 14, 2014 and $27,350paid on June 20, 2014. This last installment was financed through the Alpha Bank facility (see Note 9) of a total amount of $20,125 and $7,225 was paid from funds received from the follow-on offering the Company priced on June 6, 2014 (see Note 11).

On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company's CEO, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43,333, paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares. Pursuant to the share purchase agreements the Company acquired:

•	100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with the Company's CEO, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of Hull No. S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14,693. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel's delivery. Upon its delivery Hull No. S407 will enter into a time charter agreement with Eships Tankers Ltd for 2 years at a rate of $16,000 per day. The charterer has the option to extend the time charter agreement for an additional year at a rate of $17,250 per day. Upon its delivery Hull No. S418 will enter into a time charter agreement with BP Shipping Limited for 3 years at a rate of $15,200 per day. The charterer has the option to extend the charter for an additional year at a rate of $16,000 per day and another year after that at a rate of $16,750 per day (see Note 19). Concurrently, the Company agreed to terminate the MOA entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7,000, to reduce the purchase price under the share purchase agreement.

•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with the Company's CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $10,990.The vessel upon its delivery will enter into a time charter agreement with Eships Tankers Ltd for 2 years at a rate of $16,000 per day. The charterer has the option to extend the time charter agreement for an additional year at a rate of $17,250 per day. The time charter agreement is to commence upon the vessel's delivery.

•	100% of the share capital of Monte Carlo Lax Shipping Company Limited, an entity affiliated with the Company's CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10,820. The vessel will enter upon delivery into a time charter agreement with Dampskibsselskabet NORDEN A/S for 5 years at a rate of $16,800 per day. The charterer has the option to extend the time charter agreement for an additional year at a rate of $17,600 per day and another year after that for a rate of $18,400 per day. The time charter agreement is to commence upon the vessel's delivery.

•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with the Company's CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6,830. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel's delivery. Upon its delivery Hull No. S419will enter into a time charter agreement with BP Shipping Limited for 3 years at a rate of $15,200 per day. The charterer has the option to extend the time charter agreement for an additional year at a rate of $16,000 per day and another year after that at a rate of $16,750 per day.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The advances paid to the shipyard by the ship-owning companies that the Company acquired via the abovementioned share purchase agreements for the purchase of Hull Nos. S407, S414, S417, S418and S419 and as of June 30, 2014amounted to $22,084 together with $217 of capitalized expenses, comprise the Advances for vessels acquisitions / under construction.

The Company's President, CEO and Director, Evangelos J. Pistiolis, owned the majority of the shares of each of the vessel-owning companies the Company acquired pursuant to these share purchase agreements. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, the Company will have the right to buy back 2,046,342 common shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share. The Company has treated this buyback option as a freestanding financial instrument settled in the Company's common stock that provides for a physical settlement in shares. According to guidance under ASC 815-40-25-4 the Company has classified it in stockholders' equity in the Company's balance sheet. Furthermore according to implementation guidance in ASC 815-40-55-14, since the instrument provides for a physical settlement it is initially and subsequently classified in equity and initially measured in equity with changes in fair value not subsequently measured.

5.	Transactions with Related Parties:

(a)   Central Mare Inc. ("Central Mare") – Letter Agreement and Management Agreements: From July 1, 2010 to March 10, 2014, Central Mare had been performing all operational, technical and commercial functions relating to the chartering and operation of the Company vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, and the Company as well as management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries. Furthermore the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company's maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services.

Pursuant to an amendment of the Letter Agreement on January 1, 2013, the Company paid a management fee of $250 per day per vessel up to June 30, 2013 and $258 per day per vessel, up to October 16, 2013. That fee included all the abovementioned services. On October 16, 2013 the Letter Agreement was amended again and it provided for a fixed monthly fee of $15 for the provision of all the abovementioned services, for the period when the Company did not have any operating vessels.

Also Central Mare received a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437 or approximately $596pernewbuilding vessel. All the abovementioned commissions and fees would apply only in the case that the service was provided.

On March 7, 2014 the Company terminated the Letter Agreement with Central Mare.  No penalty was paid in connection with this termination.

(b)  Central Mare Inc. ("Central Mare") – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers.

Under the terms of the agreement for the Company's Chief Executive Officer, the Company is obligated to pay an annual base salary a minimum cash bonus and stock compensation of 7,142 common shares of the Company to be issued at the end of each calendar year (see Note 12).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Executive Vice President and Chairman, the Company is obligated to pay an annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expired on August 31, 2011; however the agreement shall automatically be extended for successive one-year terms.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Financial Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2012; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Technical Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

On July 1, 2012 the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

As of June 30, 2014 the net amount due from Central Mare was $239and is presented in Due from related parties, which is separately presented on the accompanying unaudited interim condensed consolidated balance sheets. The amount concerns $125of prepaid executive officer fees and $114 of other prepaid administrative expenses.

The fees charged by Central Mare for the six- months ended June 30, 2013 and 2014 are as follows:

	Six months ended June 30,
	2013	2014	Location in Statement of Comprehensive Income
Management fees	302	34	Management fees related party - Statement of comprehensive income
Executive officers and other personnel expenses	480	60	General and administrative expenses - Statement of comprehensive income
Commission on charter hire agreements	127	-	Voyage expenses - Statement of comprehensive income
Total	909	94

(c)  Newbuilding Vessel Acquisitions from affiliated entities: From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of our fleet of newbuilding vessels (see Note 4).

(d)  Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party controlled by our Chief Executive Officer, and on March 10, 2014 and June 18, 2014 the Company entered into management agreements between CSM and our vessel-owning subsidiaries. The New Letter Agreement can only be terminated on eighteen months' notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.

Pursuant to the New Letter Agreement, as well as management agreements concluded between CSM and the Company's vessel-owning subsidiaries, the Company pays a technical management fee of $550 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $300 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performs supervision services for all of the Company's newbuilding vessels while the vessels are under construction, for which the Company pays CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
CSM provides at cost, all accounting, reporting and administrative services. These agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation of the previous year.

As of June 30, 2014 the amount due to CSM was $597and is presented in Due to related parties, which is separately presented on the accompanying unaudited interim condensed consolidated balance sheets. The amount concerns $383 of commissions for sale and purchase of vessels, $166 of supervision services costs and fees, $40 of finance fees and $8 of management fees.

The fees charged by CSM for the six-months ended June 30, 2013 and 2014 are as follows:

	Six months ended June 30
	2013	2014	Presented in:
Technical management fees	-	50	Capitalized under Vessels, net – Balance Sheet
		9	Management fees-related parties -Statement of comprehensive income/ (loss)
Supervision services costs and fees	-	166	Capitalized under Advances for vessels acquisitions / under construction –Balance Sheet
Financing fees	-	40	Capitalized and shown net with Long Term Debt, –Balance Sheet
Commission for sale and purchase of vessels	-	383	Capitalized under Vessels, net – Balance Sheet
Commission on charter hire agreements	-	2	Voyage expenses - Statement of comprehensive income/ (loss)
Total	-	650

6.	Leases:

Future minimum lease payments:

The Company's future minimum lease payments required to be made after June 30, 2014, related to the existing at June 30, 2014 leases are as follows:

Year ending December 31,	Office Lease
2014 (Remainder)	20
2015	41
2016	41
2017	41
2018	41
2019 and thereafter	246
Total	430

Lease arrangements, under which the Company acts as the lessor

Charter agreements:

The Company's time charter with Eships Tankers Ltd (Note 1) is classified as an operating lease. Revenues under operating leases are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee and collection of related revenue is reasonably assured.

As of June 30, 2014, the Company operated one owned vessel under time charter.

Future minimum time-charter receipts, based on vessels committed to non-cancellable time charter contracts, as of June 30, 2014, are as follows:

Year ending December 31,	Time Charter receipts
2014	2,944
2015	5,840
2016	2,016
Total	10,800

7.	Inventories:

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2013	June 30, 2014
Lubricants	-	374
Consumable stores	-	16
Total	-	390

8.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	-	-	-
—Additions	38,958	-	38,958
—Depreciation	-	(39)	(39)
Balance, June 30, 2014	38,958	(39)	38,919

In June 20, 2014 Monte Carlo 71 Shipping Company Limited, a wholly owned subsidiary of the Company, acquired from Million Hope Maritime SA, a company affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, vessel Hull No S406, for an aggregate purchase price of $38,250, as per a Memorandum Of Agreement signed in February 2014. The Company renamed Hull No S406 to M/T Eships Taweelah. The Company capitalized an amount of $708, as other capitalized expenses, including 1% brokerage commission, relating to the acquisition of the vessel.

9.	Debt:

As of December 31, 2013 the Company had no indebtedness and hence no requirements stemming from loan covenants.

As of June 30, 2014, the Company's outstanding balance under its credit facility with Alpha Bank of Greece is $20,125. The credit facility was entered into for the financing of the vessel M/T Eships Taweelah and is repayable in 20 consecutive semi-annual installments of $706 each, commending November 28, 2014 plus a balloon installment of $6,005 payable together with the last installment in May 2024.

The facility is presented in the accompanying unaudited interim condensed consolidated balance sheets as follows:

	December 31, 2013	June 30, 2014
Current portion of long term debt (net of unamortized financing fees of $26)	-	1,386
Long term debt (net of unamortized financing fees of $164)	-	18,549
Total	-	19,935

The facility bears interest at LIBOR plus a margin of 3.75%. The applicable one-month LIBOR as of June 30, 2014 was0.15%.

The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of EBITDA to net interest expenses of not less than 2:1, (iii) a ratio of total debt to market-adjusted total assets of not more than70%and (iv) minimum free liquidity of $1,000. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and restrictions on the payment of dividends. As of June 30 2014, the Company was in compliance with the asset maintenance and minimum free liquidity covenants. Under the loan agreement, covenant testing for the other above mentioned covenants will commence from December 31, 2014.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The facility is secured as follows:

•	First priority mortgage over M/T Eships Taweelah;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charter with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

Interest Expense: Interest expense for the six months ended June 30, 2013 and 2014 amounted to$2,923 and $24respectively and is included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss) (Note 15).

Financing Costs: The additions in deferred financing costs amounted to $0 and $191 during the six months ended June 30, 2013 and 2014 respectively. For 2014, this amount relates to a non-recurring arrangement fee of $151 paid to Alpha Bank under the respective facility and another non-recurring financing fee of $40 paid to CSM as per the provisions of the New Letter Agreement between the latter and the Company (see Note 5).

Scheduled Principal Repayments: The annual principal payments required to be made after June 30, 2014, are as follows:

Years	Amount
June 30, 2015	1,412
June 30, 2016	1,412
June 30, 2017	1,412
June 30, 2018	1,412
June 30, 2019	1,412
June 30, 2020 and thereafter	13,065
Less: Unamortized financing fees	(190)
Total	19,935

10.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of our fleet of newbuilding vessels (see Note 4).As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet totaling $130,668, including $22,138, $28,170, $28,170, $26,010 and $26,180 pursuant to newbuilding agreements for Hull S407, Hull S418, Hull S419, Hull S414 and Hull S417, respectively. Of these contractual commitments for the acquisition of our fleet, $12,840is payable in 2014, $51,433 in 2015 and $66,395 in 2016.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

11.	Common Stock, Additional Paid-In Capital and Warrants

Reverse Stock Split: On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21,

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
2014 was decreased to 8,309,989 while the par value of the Company's common shares remained unchanged at $0.01 per share. As a result of the reverse stock split, 15 fractional shares were cancelled.

Issuance of common stock for the purchase of newbuilding vessels: On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company's CEO, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43,333 paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares (see Note 4).

Issuance of common stock and warrants as part of the follow-on offering: On June 6, 2014, the Company priced an underwritten public offering of 10,000,000 shares of common stock, and warrants to purchase 5,000,000 common shares, at $2.00 per common share and $0.00001 per warrant.  The warrants have an exercise price of $2.50 per share, are exercisable immediately, and will expire five years from the date of issuance. Each warrant grants the warrant holder the option to purchase one common share of the Company at any time within the abovementioned term (American style option). The Company granted the underwriters a 45-day option to purchase up to an additional 1,500,000 common shares and/or up to 750,000 additional warrants to cover over-allotments, if any. Up to June 30, 2014, the underwriters have purchased 330,000 warrants (on June 11, 2014) and 660,000 shares (on June 18, 2014). The gross proceeds from this offering before deducting the underwriting discount and other offering expenses payable by us were $21,320.

Issuance of warrants as part of the underwriting agreement: On June 6, 2014, the Company entered into an underwriting agreement in connection with the Company's follow-on offering with AEGIS Capital Corp ("AEGIS"). Pursuant to this agreement the Company granted to AEGIS warrants to purchase up to a total of 300,000 common shares. Each warrant grants AEGIS the option to purchase one common share of the Company, has an exercise price of $2.50, is exercisable at any time (American style option) from June 6, 2015 onwards and will expire five years from the grant date.

Issuance of warrants as part of an agreement for the provision of investor relation services: On June 16, 2014 the Company entered into an agreement for the provision of investor relation services with an unaffiliated party. As part of the consideration for the provision of the above-mentioned services the Company granted the unaffiliated party 80,000 warrants with an exercise price of $2.50 that expire two years after their issuance. The grant date is deemed to be the date of the agreement and as per the latter the warrants are to be issued in two tranches; 40,000 on September 15, 2014 and another 40,000 on March 15, 2015.Each warrant grants the warrant holder the option to purchase one common share of the Company at any time within the abovementioned term (American style option).

Warrants:

i). Warrants relating to the follow-on offering
The fair value of the 5,000,000 warrants issued on June 6, 2014and the 330,000 warrants issued on June 11, 2014, was estimated at $1.55 (or $1.22 accounting for dilution effect), using the Cox, Ross and Rubinstein Binomial methodology. The assumptions used to calculate the fair value of the warrants were as follows:

a. Underlying stock price of $2.00 being the follow-on share price on June 6, 2014 for the 5,000,000 warrants and $1.85 being the share price on June 11, 2014 for the 330,000 warrants
b. Exercise price of $2.50 based upon the warrant agreement
c. Volatility of 90.49% based upon historical data
d. Time to expiration of 5 years based upon the warrant agreement
e. Risk-free interest rate based on the treasury securities with a similar term
f. No dividends

The warrants issued in connection with our follow-on offering provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. However the warrants provide for a series of round down protection features (see below) that in accordance with ASC 815-40 led to their classification as a liability since the settlement amount of the warrants may not equal the difference between the fair value of a fixed number of the Company shares and a fixed strike price. As a result, the fair value of the warrants was classified to liabilities and subsequent changes in fair value will be recognized in the consolidated statement of comprehensive income.

Our valuation has taken into account the round down measures embedded in the warrant agreement. These measures provide for a downward adjustment of the exercise price of each warrant in the following cases:

•	Issuance of Common Shares: if the Company issues or sells any common shares for a consideration per share less than the exercise price of the warrants then the latter shall be reduced to match the reduced consideration per share.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

•	Issuance of Options or Convertible Securities: if the Company issues or sells any options at a strike price that is lower than the exercise price of the warrants then the latter will be reduced to match the strike price of the options. If the Company issues convertibles that end up converting at a price per share that is lower than the exercise price of the warrants then the latter will be reduced to match the conversion price per share.
•	Holder's Right of Alternative Exercise Price Following Issuance of Certain Options or Convertible Securities .if the Company issues or sells any options or convertible securities that are convertible into or exchangeable or exercisable for common shares at a price which varies or may vary with the market price of the common shares (Variable Price), the warrant holder shall have the right, but not the obligation, to substitute the Variable Price for the exercise price of the warrants.
•	Adjustment upon Market Price Decrease. if at any time prior to June 11, 2015, the Company effects a reverse stock split and 125% of the closing market price of the Company's common shares during any three consecutive trading days, after the effective date of the reverse stock split, is less than $2, then the exercise price of the warrants shall be reduced to 125% of the amount of the lowest closing market price of the common shares during such three trading day period. The exercise price of the warrants cannot be reduced more than 20%. No adjustment will apply for subsequent reverse stock splits.
•	Other Events. if the Company takes any action that results in the dilution of the warrant holder not covered by the abovementioned round down protection measures (including, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company shall determine and implement an appropriate adjustment in the exercise price so as to protect the rights of the warrant holder.

The effect of the round-down protection measures on the value of the warrants was to increase their value by $0.21per warrant (or $0.17 accounting for dilution effect).

ii). Warrants granted to the Underwriter
The fair value of the warrants granted on June 6, 2014 (300,000 warrants) to AEGIS, was estimated at $ 1.36(or $1.34 accounting for dilution effect), using the Cox, Ross and Rubinstein Binominal methodology. The assumptions used to calculate the fair value of the warrants were as follows:

a. Underlying stock price of $2.00 being the share price on June 6, 2014
b. Exercise price of $2.50 based upon the warrant agreement
c. Volatility of 92.82% based upon historical data
d. Time to expiration of 4 years based upon the warrant agreement
e. Risk-free interest rate based on the treasury securities with a similar term
f. No dividends

The warrants issued as part of the underwriting agreement provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. As a result, the fair value of the warrants was classified into permanent equity and subsequent changes in fair value are not recognized in the consolidated financial statements.

iii). Warrants relating to the provision of Investor Relation services
The fair value of the warrants granted on June 16, 2014 (80,000 warrants) to the third party investor relations company, was estimated using the Cox, Ross and Rubinstein Binominal methodology as follows: $0.95 for the 40,000 warrant tranche to be issued on September 15, 2014 and $1.05 for the 40,000 warrant tranche to be issued on March 15, 2015. The assumptions used to calculate the fair value of the warrants were as follows:

a. Underlying stock price of $2.11 being the share price on June 16, 2014
b. Exercise price of $2.50 based upon the warrant agreement
c. Volatility of 87.55% based upon historical data
d. Time to expiration of 2 years based upon the warrant agreement
e. Risk-free interest rate based on the treasury securities with a similar term
f. No dividends

The warrants issued as part of the consideration for the provision of Investor Relation services provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. As a result, the fair value of the warrants was classified into permanent equity and subsequent changes in fair value are not recognized in the consolidated financial statements.

As a result of the change in number of common shares assumed to be outstanding through April 21, 2014 earnings per common share for the six months ended June 30, 2013 and 2014 are adjusted as follows:

	Six months ended June 30,
	2013	2014
Earnings / (loss) per share, basic and diluted before reverse stock split	$0.26	$(0.01)
Reverse stock split impact on Earnings / (loss) per share, basic and diluted	$1.58	$(0.05)
Earnings / (loss)per share, basic and diluted after reverse stock split	$1.84	$(0.06)

12.	Stock Incentive Plan:

A summary of the status of the Company's non-vested shares as of December 31, 2013 and June 30, 2014 is presented below:

	Non-vested Shares	Weighted average grant date fair value
As of December 31, 2013 and as of June 30, 2014	21,034	$366.24

The compensation expense recognized in the six months ended June 30, 2013 and 2014 was $88and $0 respectively and is included in General and administrative expenses in the unaudited interim condensed consolidated statements of comprehensive income. As of June 30, 2014, the total unrecognized compensation cost related to non-vested share awards is $0. The non-vested shares will only vest on change of control.

The total fair value of shares vested during the six months ended June 30, 2013 was $50. In the six months ended June 30, 2014 period no shares were vested.

On December 18, 2013 the Board of Directors granted 7,142 shares to the Company's Chief Executive Officer at a price of $11.20 per share to be issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer, in accordance with the CEO's employment contract dated September 1, 2010. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. These shares were issued on January 17, 2014.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the six months ended June 30, 2013 and 2014.

13.	Other Operational Gain:

Other operational gain for the six month period ended June 30, 2014, totaled $361 and represented a non-recurring gain from a favorable settlement of vessel sale commissions relating to the sale of M/T Ioannis P and M/V Pepito in November 2011 and December 2011 respectively.

14.	Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company's Stock Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes any incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company's CEO, which will vest in  the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares. The denominator of the diluted earnings per share calculation also includes the potential dilution that could occur if warrants to issue common stock (Note 11) were exercised, to the extent that they are dilutive, using the treasury stock method.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
The components of the calculation of basic and diluted earnings per share for the six months ended June 30, 2013 and 2014 are as follows:

	Six months ended June 30,
	2013	2014
Income:
Net income	$4,486	$(415)

Basic Earnings per share:
Weighted average common shares outstanding, basic	2,432,907	6,867,971
Weighted average common shares outstanding, diluted	2,433,978	6,867,971
Basic and diluted Earnings / (loss) per share	$1.84	$(0.06)

For the six months ended June 30, 2013 and 2014; 21,034 shares, of non-vested shares as at the end of each period, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. For the six month period ended June 30, 2014, the Company would have included 3,949,667 additional common shares in the computation of diluted earnings per share to account for all outstanding warrants under the treasury method (Note 11), since the average market price of the Company's common stock during the period ended 30 June, 2014 exceeded the exercise price of the warrants and hence the latter would have had a dilutive effect 3,949,667. However given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore basic and diluted losses per share are the same.

15.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows (expressed in thousands of U.S. Dollars):

	Six months ended June 30,
	2013	2014
Interest on debt (Note 9)	2,923	24
Bank charges	90	16
Amortization of financing fees (Note 9)	941	1
Interest on M/T Delos termination fee (Note 18)	85	60
Total	4,039	101

16.	Income Taxes:

Marshall Islands and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Pursuant to the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Marshall Islands, where the Company is incorporated, grants an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

17.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, accounts payable due to suppliers, termination fee outstanding (see Note 18), warrants granted to third parties (Note 11) and an interest rate swap agreement.

a)   Interest rate risk: The Company is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding under its loan agreement with Alpha Bank on which it pays interest based on LIBOR plus a margin (Note 9). In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might enter into interest rate swap agreements. Currently the only interest rate swap arrangement of the Company is not pegged to a floating interest rate. Furthermore the Company is exposed to floating interest rates in relation to the outstanding balance of the termination fee outstanding (see Note 18).

b)   Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)   Fair value: The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The Company considers its creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The carrying value of the termination fee outstanding approximates its fair value as this represents an interest bearing liability pegged to floating Libor rates. The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology (Note 11).

Besides the other financial instruments mentioned above, the Company holds a position in an interest rate swap with Alpha Bank and warrants issued in connection with the Company's follow-on offering that closed on June 11, 2014 (Note 11).

The estimated fair value of the Company's interest rate swap outstanding as at December 31, 2013 and June 30, 2014is depicted in the following table:

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		June 30, 2014				December 31, 2013	June 30, 2014
ALPHA BANK	1	$20,000	7 years	March 30, 2008	10.85%	(1,697)	(1,134)

The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2013 and June 30, 2014, the Company's outstanding interest rate swap had a notional amount of $20,000.

The Company entered into an agreement with Alpha Bank relating to the Alpha Bank Swap, according to which, the Company has pledged an amount of $1,294as of June 30, 2014to an account controlled by Alpha Bank as a cash collateral for the repayment of interest of the Alpha Bank Swap.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The estimated fair value of the Company's outstanding warrants as at December 31, 2013 and June 30, 2014, is depicted in the following table:

Warrants Outstanding	Term	Warrant Exercise Price	Fair Value – Liability
June 30, 2014			December 31, 2013	June 30,2014
5,330,000	5 years	$2.50	-	(7,157)

At June 30, 2014, the Company had 5,330,000 warrants outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014 (Note 11).

The following table presents the Fair Value of those financial liabilities measured at fair value on a recurring basis, analyzed by fair value measurement hierarchy level as of December 31, 2013 and June 30, 2014 respectively:

As of December 31, 2013		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,697	-	$1,697	$-

As of June 30, 2014		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,134	-	$1,134	$-
Warrants	$7,157	-	$-	$7,157

The Company's interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of its financial instruments measured at Fair Value at the end of every period and reflects the resulting unrealized gain or loss during the period in "Net loss on financial instruments" in the statement of comprehensive income as well as presents the fair value at the end of each period in the balance sheet. The major unobservable input in connection with the valuation of the Company's warrants is the volatility used in the valuation model (Note 11), which is approximated by using a 5-year trailing average of the Company's share price. The volatility that has been applied in the warrant valuation as of June 30, 2014 was 90.49%. A 5% increase in the volatility applied would lead to an increase of 2.0% in the Fair Value of the warrants.

Information on the location and amounts of financial instruments fair values in the balance sheet and financial instrument losses in the statement of comprehensive income are presented below:

	Liability Financial Instruments
	December 31, 2013				June 30, 2014
Financial Instruments not designated as hedging instruments
Balance Sheet Location		Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Financial instruments	$1,135	Non-Current liabilities –Financial instruments	$562	Current liabilities –Financial instruments	$1,134	Non-Current liabilities –Financial instruments	$-
Warrants	-	$-	-	$-	-	$-	-	$7,157

Financial Instruments not designated as hedging instruments	Location in Statement of Comprehensive Income	June 30, 2013	June 30, 2014
Interest rate swaps- change in fair value	Gain on financial instruments included under 'Net loss on financial instruments'	$1,388	$563
Interest rate swaps– realized loss	Net loss on financial instruments	$(1,448)	$(564)
Warrants	Loss on financial instruments included under 'Net loss on financial instruments'	$-	$(679)
Total		$(60)	$(680)

18.	Other Non Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750.On January 1, 2013 the Company entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 was divided into two tranches, "Tranche A" ($4,500) that bears interest of 3% plus Libor and "Tranche B" ($806) that does not bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2014 (remainder)	540
2015	800
2016	800
2017	1,500	806
Total	3,640	806

Finally, according to this agreement the Company pays monthly interest payments. As of June 30, 2014 the non-current part of the termination fee is $3,506.

19.	Subsequent Events

The Company agreed on July 23, 2014 to terminate the charter parties of M/T Eships Taweelah, Hull number S407 and Hull number S414 with Eships Tankers Ltd and enter into new charters for these vessels with Stena Weco A/S, a high quality charterer, for 3 + 1 + 1 years at respective gross daily rates of $16.2 for the first three years, $17.2 for the first optional year and $18for the second optional year. As a result of this termination, Eships Tankers Ltd has agreed to pay the Company a compensation of $500.

On August 25, 2014 the Company entered into an agreement with Stena Weco A/S to extend the charter duration of M/T EShips Taweelah (to be renamed M/T StenaWeco Energy) and to increase the daily rate. Specifically, the charter is now for 4 + 1 + 1 years at $16.5 per day for the first four years, $17.4 per day for the first optional year and $18.1 per day for the second optional year.